Gallo Solutions, Inc.
                            201 San Vicente Blvd. #7
                             Santa Monica, CA 90402


                                  March 9, 2010


Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

     Re: Gallo Solutions, Inc.
         Registration Statement on Form S-1
         File No. 333-160727

Dear Sir,

Please take this letter as the request of Gallo Solutions, Inc. to withdraw the previously filed Registration Statement on Form S-1 (File No. 333-160727), which was initially filed on July 22, 2009.

This request is being made as Gallo Solutions, Inc. has determined that the offering should not proceed at this time. Please be advised that no securities were sold as a result of this Registration Statement.

Please feel free to contact our Securities Counsel, Abby L. Ertz, Esq., at (619) 840-4566 if you have any questions regarding this request.

Sincerely,

Gallo Solutions, Inc.


/s/ Maureen P. Brogan
-------------------------------
Maureen P. Brogan
President